SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 6)*




                                VITAL SIGNS, INC.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    928469105
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                                 (CUSIP Number)

                                     1/12/98
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             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_|  Rule 13d-1(b)

         |_|  Rule 13d-1(c)

         |X|  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   928469105
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(1)   Names of Reporting Persons.  I.R.S.  Identification Nos. of Above Persons
      (entities only):  Terence D. Wall
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(2)     Check the Appropriate Box if a Member of a Group (See Instructions)
        (a)                             (b)
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(3)     SEC Use Only
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(4)     Citizenship or Place of Organization: United States
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Number of Shares Beneficially Owned by Each        (5) Sole Voting
      Reporting Person With                              Power:       3,365,881*
                                                   (6) Shared Voting
                                                         Power:        716,748**
                                                   (7) Sole Dispositive
                                                         Power:       3,365,881*
                                                   (8) Shared Dispositive
                                                         Power:        716,748**
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(9)     Aggregate Amount Beneficially Owned by Each Reporting Person:  4,082,629
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(10)    Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions)
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(11)    Percent of Class Represented by Amount in Row (9): 32.6%
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(12)     Type of Reporting Person (See Instructions):  IN
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* Consists of 29,452  shares  held in the  Issuer's  401(k)  plan on Mr.  Wall's behalf, 37,639 shares held in the Issuer's Investment Plan on Mr. Wall's behalf and 30,000 shares covered by options exercisable by Mr. Wall within 60 days after 12/31/98.

**  Owned by Mr. Wall's wife.

Item 1(a).  Name of Issuer:  Vital Signs, Inc.
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Item 1(b).  Address of Issuer's Principal Executive Offices:  20 Campus Road,
Totowa, New Jersey 07512
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Item 2(a).  Name of Person Filing:  Terence D. Wall
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Item 2(b).  Address of Principal Business Office or, if none, Residence:  c/o
Vital Signs, 20 Campus Road, Totowa, New Jersey 07512
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Item 2(c).  Citizenship:  United States
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Item 2(d).  Title of Class of Securities: Common Stock
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Item 2(e).  CUSIP No.:  928469105
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Item 3.  If   This  Statement  Is  Filed  Pursuant  to   ss.240.13d-1(b)  or
ss.240.13d-2(b)  or (c), check whether the Person Filing is a

         (a) [ ] Broker or dealer registered under Section 15 of the Act.

         (b) [ ] Bank as defined in section 3(a)(6) of the Act.

         (c) [ ] Insurance company as defined in section 3(a)(19) of the Act.

         (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940.

         (e) [ ] Investment adviser in accordance ss.240.13d-1(b)(1)(ii)(E).

         (f) [ ] Employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F).

         (g) [ ] Parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G).

         (h) [ ] Savings association as defined in section 3(b) of the Federal Deposit Insurance Act.

         (i) [ ] Church  plan  that  is  excluded  from  the  definition  of  an
investment   company   under   section   3(c)(14)  of  the Investment Company
Act of 1940.

         (j) [ ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).


Item 4.  Ownership

         (a)  Amount Beneficially Owned (as of December 31, 1998):

              4,082,629

         (b)  Percent of Class (as of December 31, 1998):

              32.6%

         (c)  Number of Shares as to which such person has:

             (i)  sole power to vote or to direct the vote           3,365,881*

            (ii)  shared power to vote or to direct the vote          716,748**


           (iii)  sole power to dispose or to direct the disposition of
                                                                      3,365,881*

             (iv) shared power to dispose or to direct the disposition of
                                                                       716,748**

-------------
* Consists of 29,452 shares held in the Issuer's 401(k) plan on Mr. Wall's behalf, 37,639 shares held in the Issuer's Investment Plan on Mr. Wall's behalf and 30,000 shares covered by options exercisable by Mr. Wall within 60 days after 12/31/98.

**  Owned by Mr. Wall's wife.

Item 5.  Ownership of Five Percent or Less of a Class

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.  N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. N/A

Item 8.  Identification and Classification of Members of the Group.  N/A

Item 9.  Notice of Dissolution of Group.  N/A

Item 10.  Certification.  N/A

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                February 11, 1999
                                _____________________________________
                                   (Date)


                                TERENCE D. WALL

                                By:  /s/ Laura R. Kuntz, Attorney-in-Fact*
                                _________________________________________
                                   (Signature)


                                Terence D. Wall


                                By:  Laura R. Kuntz, Attorney-in-Fact
                                ________________________________________________
                                      (Name/Title)

*A  power  of  attorney  was  previously   filed  with  the  Commission  and  is
incorporated herein by reference.


            Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).